SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for May 11, 2006

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 11 May 2006 announcing the Half Year Results for The BOC Group plc for the six months ended 31 March 2006.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
SERVICE ON 11 MAY 2006 AT 07.00 HRS UNDER REF: PRNUK-1105060656-AABB

FOR IMMEDIATE RELEASE
WINDLESHAM, 11 May 2006

The BOC Group results for the 6 months to 31 March 2006

'further progress in the second quarter delivers a strong half year result'
	1st half 2006	1st half 2005	2nd qtr 2006	2nd qtr 2005
Group revenue	£1,986.8m	£1,948.7m	£1,013.3m	£968.1m
Total revenue (2)	£2,465.2m	£2,331.2m	£1,241.1m	£1,151.9m
Group operating profit	£208.9m	£335.2m	£95.9m	£215.9m
Total adjusted operating profit (2, 3)	£303.4m	£291.1m	£152.4m	£143.6m
Group earnings per share	32.9p	43.7p	15.0p	27.0p
Adjusted earnings per share (3)	36.6p	33.6p	18.4p	16.9p
(1)	These results and comparative figures are reported under IFRS
(2)	'Total' means including Group share of joint ventures and associates.
(3)	'Adjusted' means excluding exceptional and certain re-measurement items (see note 4, page 22).
(4)	Further comparisons are made with the same period a year ago at constant exchange rates.
(5)	This announcement is unaudited.

Highlights

•	The positive trend of the first quarter continued in the second quarter.
•	Within the gases businesses, Process Gas Solutions performed particularly strongly. Total revenue for the half year was up 16 per cent on a constant currency basis. Some of this came from higher prices to recover energy costs but underlying growth was 9 per cent. Total adjusted operating profit was up 11 per cent.
•	Industrial and Special Products performed particularly well in north America, Africa and the south Pacific but overall growth was held back by challenging conditions in the UK.
•	BOC Edwards' total revenue picked up strongly in the second quarter, with better sales of semiconductor equipment. For the half year, adjusted operating profit improved significantly.
•	Even with the increased capital devoted to projects under construction, adjusted return on capital was 15.9 per cent in the second quarter - the same as in the first quarter.

Chief executive, Tony Isaac said,
'Our gases business continued to grow strongly throughout the first half year with better volumes overall and good recovery of higher energy costs in selling prices. This growth, coupled with better profitability in BOC Edwards, led to an 8 per cent increase in earnings for the half year. Meanwhile our investment programme is gathering pace with an important hydrogen plant commissioned in the US during March and six other major plants due to be commissioned before the year end. Adjusted return on capital was maintained at 15.9 per cent in the second quarter, even after investing in these construction projects. A number of new contracts have also been won recently including the formation of a joint venture to supply a Sinopec petrochemical business near Shanghai.'

The BOC Group results for the 6 months and quarter to 31 March 2006
	2006	2005	Change as reported	Change at constant currency (3, 4)
Excl. exceptional and certain re-measurement items (1, 4)

6 months to 31 March
Total revenue (2)	£2,465.2m	£2,331.2m	+6%	+2%
Total adjusted operating profit (2)	£303.4m	£291.1m	+4%	0%
Adjusted profit attributable to equity shareholders	£183.5m	£165.9m	+11%	+8%
Adjusted earnings per share	36.6p	33.6p	+9%	+6%

2nd quarter to 31 March
Total revenue (2)	£1,241.1m	£1,151.9m	+8%	+3%
Total adjusted operating profit (2)	£152.4m	£143.6m	+6%	+1%
Adjusted profit attributable to equity shareholders	£92.7m	£83.2m	+11%	+8%
Adjusted earnings per share	18.4p	16.9p	+9%	+6%

Statutory results

6 months to 31 March
Group revenue	£1,986.8m	£1,948.7m	+2%	- 2%
Group operating profit	£208.9m	£335.2m	- 38%	- 40%
Profit attributable to equity shareholders	£165.0m	£216.1m	- 24%	- 26%
Group earnings per share	32.9p	43.7p	- 25%	- 27%

2nd quarter to 31 March
Group revenue	£1,013.3m	£968.1m	+5%	0%
Group operating profit	£95.9m	£215.9m	- 56%	- 58%
Profit attributable to equity shareholders	£75.7m	£133.8m	- 43%	- 45%
Group earnings per share	15.0p	27.0p	- 44%	- 46%

Notes

1.

Results excluding exceptional and certain re-measurement items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items. (See note 4, page 22)

2.	'Total' figures include The BOC Group's share of joint ventures and associates.
3.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
4.

Unless otherwise stated, all the commentaries that follow are on the basis of total adjusted results that exclude exceptional and certain re-measurement items and comparisons are at constant exchange rates (with the exclusion of Zimbabwe, where hyperinflation distorts constant currency comparisons). Segment results are shown on this basis below.

5.	Full statutory results are on pages 10 to 25.

BUSINESS SEGMENT RESULTS
 All comparisons that follow are on the basis of constant exchange rates and total adjusted results.
Adjusted operating profits exclude exceptional and certain re-measurement items.
'Total' figures include The BOC Group's share of joint ventures and associates.
A reconciliation of 'Group' to 'Total' revenue and operating profit is shown on pages 17 to 21.
Comparisons are made with the same period a year ago unless stated otherwise.
The second quarter means the fiscal quarter to 31 March.

	6 months to 31 March 2006				Fiscal second quarter

Business segments £ million	Total revenue		Total adjusted operating profit		Total revenue		Total adjusted operating profit

Process Gas Solutions	851.2	+16%	115.9	+11%	421.6	+15%	59.3	+12%
Industrial and Special Products	936.4	+8%	149.7	+2%	474.8	+11%	74.3	+5%
BOC Edwards	443.4	+6%	26.5	+32%	229.5	+10%	15.0	+50%
Afrox hospitals	47.5	- 80%	8.2	-74%	25.0	- 80%	3.7	- 80%
Gist	186.7	+22%	14.0	+15%	90.2	+23%	5.6	- 8%
Corporate			(10.9)				(5.5)
Group total	2,465.2	+2%	303.4	+0%	1,241.1	+3%	152.4	+1%

PROCESS GAS SOLUTIONS (PGS)
 PGS continued to perform strongly during the second quarter, with improved sales volumes, cost recovery and better plant reliability, leading to a 16 per cent improvement in total revenue and an 11 per cent increase in total adjusted operating profit for the first half of 2006.

Selling price increases to recover higher energy costs in the UK and the US together with increased revenue in BOC's plant engineering joint venture in the US accounted for some 7 per cent of the increase in total revenue during the first six months without a corresponding effect on adjusted operating profit.

Increased revenue in Europe during the second quarter, as in the first quarter, was mainly as a result of higher selling prices to recover higher energy costs. There was also some increase in tonnage volumes in the UK but this was partly offset by lower merchant volumes.

BOC's Cryostar pump and turbine engineering business continued to grow strongly during the second quarter mainly reflecting sales of industrial gas equipment and spares.

Sales volumes of air separation gases were particularly strong in north America and firm pricing allowed full recovery of higher energy costs.

In north Asia, total revenue and adjusted operating profit in the second quarter and for the half year were higher as a result of strong demand in China together with additional revenues from the air separation joint venture at Nanjing that was not in full production a year ago. Revenues and operating profit increased in the south and south east Asia region, helped by the sale of a gases plant to a joint venture in India during the second quarter.

The PGS business in Africa continued to perform strongly in the second quarter. New projects are in execution to support growing demand.

In the south Pacific region, revenue growth was held back and adjusted operating profit was slightly reduced by a periodic maintenance shutdown at BP's Bulwer Island refinery in the second quarter. Planned maintenance was carried out at the BOC hydrogen and air separation plants and these were re-started on schedule.

A significant programme of investment in plants is in progress around the world to satisfy new supply scheme contracts as well as growing demand in the merchant markets.

The hydrogen plant supplying BP and Sunoco in Toledo, Ohio, began production during March 2006. In China the commissioning process for the first new air separation unit for the Taiyuan Iron and Steel supply scheme is under way and construction of the second unit is proceeding on schedule.

BOC is also planning to invest in a new 700 tons a day air separation unit in south central Wisconsin as a way to improve service to its Midwestern customers in southern Wisconsin, western Ohio, Illinois and Indiana. Demand for poultry processing, combustion and petrochemical applications has grown steadily in recent years. It is the second new air separation plant BOC will begin building this year in the US. The other, located in Cartersville, Georgia, is expected to begin operating in the third quarter of 2007.

In April 2006 BOC and Shanghai Petrochemical Co. Ltd. (SPC), a subsidiary of Sinopec Group, signed an agreement to form a 50/50 gases joint venture. The JV, BOC-SPC Gases Company Ltd., will invest more than £45 million in acquiring four air separation units (ASUs) from SPC and building a new large ASU capable of producing 1,400 tonnes a day of oxygen. The JV will supply SPC and third party customers with a total of more than 5,000 tonnes a day of oxygen, nitrogen and argon.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
 Total revenue growth of 8 per cent in ISP for the half year was driven primarily by particularly strong performances in the south Pacific region, north America and southern Africa during the second quarter, while conditions in Europe remained challenging. Some 3 per cent of the increase in total revenue for the half year was as a result of higher selling prices to recover increased energy costs so the underlying increase was approximately 5 per cent. Total adjusted operating profit was up 2 per cent for the first six months and up 5 per cent in the second quarter.

In Europe, there was some improvement in revenue in the UK, Ireland and Poland but a lower adjusted operating profit reflected weakness of the UK manufacturing economy coupled with increased pension costs.

Both revenue and adjusted operating profit grew strongly in the US and Canada. Buoyant demand led to increased sales volumes and increased input costs were well recovered in higher selling prices. Growth in Canada continued to be driven by demand from the oil and gas sector in the western region.

BOC's global helium business performed better during the second quarter following the negative impact of increased helium feedstock costs during the planned ramp up of production from a new source in Qatar in the first quarter.

In southern Africa BOC's business built on a buoyant first quarter with another year on year increase in the second quarter. Demand for industrial products, as well as for medical and hospitality gases improved in the favourable South African economic climate.

In April 2006 BOC won contracts, worth £70 million in revenue over their lifetimes, to supply oxygen and carbon dioxide to a major shipbuilding complex near Shanghai in China. BOC will build an air separation unit on Changxing Island to supply industrial oxygen. A joint venture with Jiangsu Huayang Liquid Carbon Company Ltd, a Sinopec subsidiary, will supply the liquid carbon dioxide.

In the south Pacific region firm demand, coupled with increased selling prices, led to better total revenues and adjusted operating profit for both the second quarter and for the first six months. Weaker volumes partly due to higher feedstock prices had a negative impact in the Australian liquefied petroleum gas business.

BOC EDWARDS
 With increased sales of semiconductor equipment, revenue picked up strongly in the second quarter, leading to a 6 per cent increase in revenue and a 32 per cent increase in adjusted operating profit for the first six months. This was after absorbing a £2.5 million charge for cost overruns on pharmaceutical equipment projects in the first quarter. The improved performance in the second quarter reflected better sales of semiconductor equipment and the benefits of the restructuring announced in 2005. Exchange rate movements had little impact on margins in the second quarter.

The intake of orders for semiconductor equipment was greater in the second quarter than in the first and over 45 per cent more than a year ago.

Restructuring programmes are underway to deliver further cost savings during the second half of fiscal 2006 and in 2007. These include the transfer of some manufacturing operations from the UK to the Czech Republic and to India.

AFROX HOSPITALS
 The Afrox hospitals business continued to perform strongly in the second quarter but comparisons with a year ago are distorted by the disposal of BOC's controlling interest with effect from the end of March 2005. Until disposal, Afrox Healthcare Limited was fully consolidated into The BOC Group accounts. Since then, a 20 per cent share of the results of the new company has been included in the BOC Group income statement as African Oxygen Limited (AOL), BOC's subsidiary in South Africa, retains a 20 per cent interest in the new company. This disposal reduced The BOC Group's first half earnings per share by approximately 1p.

GIST
 Revenues increased for both the second quarter and for the first six months reflecting the growth of existing business and particularly as a result of the acquisition of Van Dongen in September 2005 as well as new business with Woolworths.

Operational performance continued to be strong throughout the six months and supported the growth of Marks and Spencer's food business and the expansion of Ocado.

Adjusted operating profit for the first six months was higher than a year ago but this included a net gain of £4.6 million after the disposal of a distribution centre in Swindon. If this gain is excluded, adjusted operating profit was lower than a year ago partly because of increased pension costs and Sarbanes-Oxley compliance costs.

During the first quarter Gist's Hemel Hempstead distribution depot, which serves Marks & Spencer, suffered disruption as a result of the Buncefield oil terminal explosion and fire. Despite this, customer service levels were maintained during the crucial Christmas period. Additional costs incurred as a result were predominantly recovered during the second quarter.

Gist has recently been awarded a two year extension to its warehousing and Hong Kong air freight contracts for Marks & Spencer International. In the UK, a new facility near Bristol will begin to serve 13 Marks & Spencer stores in south west England from June 2006, with a planned expansion to cover a total of 31 stores later in the year.

IMPACT OF EXCHANGE RATES
 Exchange rate movements had a positive impact in the second quarter, as they did in the first. The US dollar and associated currencies strengthened and benefited results for both PGS and ISP. The South African rand and the Australian dollar helped results for ISP but for the Group as a whole the benefit was partly offset by a weaker Japanese yen.

Foreign currency translation was £45.5 million positive to total revenue and £5.9 million positive to total adjusted operating profit in the second quarter and £79.3 million positive to total revenue and £10.2 million positive to total adjusted operating profit for the half year.

EXCEPTIONAL ITEMS
 Exceptional items include costs of £16.8 million relating to the proposed take-over by Linde and £5.3 million of restructuring costs.

CASH FLOW, BORROWINGS AND TAX
 Operating cash flow for the 6 months to 31 March 2006 was £241.9 million. This was an improvement of £26.2 million compared with the £215.7 million achieved in the comparative period last year. The higher operating cash flow was achieved in spite of increased pensions contributions. Operating profit was slightly higher than last year, but the main reason for the improved performance was a lower outflow in working capital which was some £28 million better than last year.

Investing activities utilised £203.0 million of cash. £206 million was invested in new property, plant and equipment, with some £32 million of cash generated from the disposal of similar items. Of the total capital expenditure, approximately half was in the Process Gas Solutions line of business, reflecting continuing expenditure on new supply scheme projects in Asia and the Americas. There were no significant business acquisitions or disposals in the 6 months ended 31 March 2006, although the Group's cash flow benefited from the receipt, in November 2005, of the final payment of US$20 million in respect of the disposal, in July 2004, of the US packaged gas business. Additional investments in joint ventures relates mainly to the Cantarell joint venture in Mexico. In the comparative period last year, net investing activities generated a cash inflow as the Group received the proceeds from the disposal of its South African subsidiary's majority shareholding in Afrox Healthcare Limited.

Cash flow from financing activities showed an inflow of £39.7 million in the first half. The main reason for this was the significant inflow of funds from the issue of share capital because of the exercise of employee share options.

Net borrowings at 31 March 2006 were £849.5 million, compared with £879.2 million at 31 December 2005 and £839.7 million at 30 September 2005. The move to IFRS, including the adoption of IAS 32 and IAS 39 with effect from 1 October 2005, has had two significant effects on the presentation of net borrowings. Firstly, interest accrued on items within net borrowings are now presented as part of the asset or liability itself, rather than as a separate payable or receivable. This had the impact of increasing net borrowings at 31 March 2006 by £26.9 million. Secondly, items of cash and deposits can now only be offset with liabilities when there is both a legally enforceable right to offset the items and where there is the intention to settle on a net basis. This has resulted in the reported balances for cash and deposits and for short-term borrowings being higher than in previous periods. These changes are presentational. They do not impact on the overall level of net borrowings of the Group, nor do they have any impact on financing costs. Existing arrangements with banks whereby interest is calculated on a net basis remain unaffected.

Excluding the presentational impact of including £26.9 million of accrued interest in the total net borrowings, overall net borrowings have declined by some £17 million in the six months to 31 March 2006. The impact of movements in the value of foreign currencies relative to sterling was not significant.

At 31 March 2006 the ratio of net debt to equity was 35.9 per cent compared with 41.2 per cent at 30 September 2005.

Net interest on net debt was covered 10.2 times by adjusted operating profit (excluding exceptional items) for the 6 months to 31 March 2006. For the whole financial year ended 30 September 2005, net interest on net debt was covered 9.0 times by adjusted operating profit.

At 31 March 2006, adjusted return on capital employed (excluding exceptional items) was 15.9 per cent, the same as at 30 September 2005. Return on capital employed was 14.8 per cent compared with 18.5 per cent at 30 September 2005.

The effective rate of tax on total adjusted profit for the 6 months to 31 March 2006 was 27.5 per cent, compared with 26.0 per cent for the financial year ended 30 September 2005. The total rate of tax on profit for the 6 months to 31 March 2006 was 28.6 per cent, compared with 27.0 per cent for the whole financial year ended 30 September 2005.

THE OFFER
 On 6 March 2006 the Boards of directors of Linde and BOC announced that they had reached agreement on the terms of a pre-conditional recommended cash offer by Linde for the entire issued and to be issued share capital of BOC. Copies of the full announcement and a subsequent letter to BOC shareholders are available on The BOC Group website (www.boc.com).

Under the terms of the Offer, BOC shareholders will receive 1,600 pence in cash for each BOC Share and BOC ADS holders will receive 3,200 pence in cash for each BOC ADS (each BOC ADS representing two BOC Shares). The Offer values BOC's existing issued share capital at approximately £8.2 billion.

It is intended that the Offer, the making of which remains subject to certain pre-conditions, will be implemented by way of a Court-approved scheme of arrangement under section 425 of the Companies Act.

The Offer will not be made until regulatory clearances have either been obtained from both US and European competition authorities or until such pre-conditions have been waived by Linde.

A loan note alternative (interest-bearing debt securities) will also be made available to all BOC shareholders other than to those in restricted territories.

DIVIDENDS
 If the pre-conditions to the Offer by Linde are not satisfied on or before 31 May 2006, BOC will be permitted to pay a second interim dividend up to a maximum of 27 pence per share. The amount of the second interim dividend would be equal to 3.375 pence per share for each consecutive period of seven days (but shall not accrue for part of such a period) during the period commencing on 1 June 2006 and ending on the earlier of either 26 July 2006 or the date on which Linde announces the satisfaction of the pre-conditions. The effect of this is that if the pre-conditions are satisfied on or before 6 June 2006, no part of the dividend will either accrue or be paid.

The Dividend Reinvestment Plan for ordinary shareholders and the Global Invest Direct Plan for American Depository Receipt (ADR) holders have been suspended for the second interim dividend.

OUTLOOK
 The continued strong trading performance during the first half of 2006 reinforces the Board's view that the Group is both well positioned to grow and to make steady progress as it continues to pursue its investment plans.

Cautionary statement
This News Release and in particular the section headed Outlook contain statements which are, or may be, forward-looking statements under United States securities laws. These include, without limitation, those concerning; The BOC Group's strategies, its research and development and information technology activities, its investments, the commencement of operations of new plants and other facilities, its restructuring plans, efficiencies, including cost savings, for the Group resulting from business reviews and reorganisations, management's view of the general development of, and competition in, the economies and markets in which the Group does, or plans to do, business, management's view of the competitiveness of the Group's products and services, and its liquidity, capital resources and capital expenditure.

Although The BOC Group believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Accordingly actual results could differ materially from those set out in the forward-looking statements as a result of a variety of factors, including; changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause the Group's actual results to differ materially from those in the forward-looking statements.

Notes for editors
 The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs 30,000 people and had total annual revenues of £4.6 billion in 2005.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.
 Process Gas Solutions (PGS) provides tailored solutions to the process needs of the largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.
 Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.
 BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. A world leader in vacuum technology, BOC Edwards supplies vacuum pumps and systems for chemical, pharmaceutical, metallurgical and scientific applications.
BOC also has a specialised logistics operation, Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer, Carlsberg UK and Woolworths.

Print quality images of Tony Isaac, chief executive of The BOC Group, and Alan Ferguson, group finance director, will be made available and may then be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

Contact:	Christopher Marsay – Director, Investor Relations
01276 477222 (International +44 1276 477222)

GROUP INCOME STATEMENT
6 MONTHS TO 31 MARCH 2006
	6 months to 31 Mar 2006			6 months to 31 Mar 2005			Year to 30 Sep 2005

	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items

	£million	£million	£million	£million	£million	£million	£million	£million	£million

Group revenue	1,986.8	-	1,986.8	1,948.7	-	1,948.7	3,754.7	-	3,754.7

Restructuring	-	(5.3)	(5.3)	-	-	-	-	(22.8)	(22.8)
Profit on disposal of business	-	-	-	-	91.1	91.1	-	102.3	102.3
Profit on disposal of investments	-	-	-	-	10.5	10.5	-	10.5	10.5
Cost of sales and other net operating expenses	(1,748.0)	(24.6)	(1,772.6)	(1,715.1)	-	(1,715.1)	(3,314.2)	-	(3,314.2)

Group operating profit	238.8	(29.9)	208.9	233.6	101.6	335.2	440.5	90.0	530.5

Finance costs	(33.7)	8.2	(25.5)	(39.0)	2.3	(36.7)	(81.9)	8.3	(73.6)
Finance income	13.9	-	13.9	15.4	-	15.4	34.3	-	34.3
Net finance income from pensions	11.9	-	11.9	9.7	-	9.7	19.2	-	19.2
Share of post tax profits of joint ventures and associates	32.9	(0.6)	32.3	30.4	-	30.4	66.7	-	66.7

Profit before taxation	263.8	(22.3)	241.5	250.1	103.9	354.0	478.8	98.3	577.1
Taxation	(62.3)	3.2	(59.1)	(57.9)	(17.7)	(75.6)	(102.3)	(31.8)	(134.1)

Profit for the period	201.5	(19.1)	182.4	192.2	86.2	278.4	376.5	66.5	443.0

Profit attributable to equity shareholders	183.5	(18.5)	165.0	165.9	50.2	216.1	335.7	38.1	373.8
Profit attributable to minority interests	18.0	(0.6)	17.4	26.3	36.0	62.3	40.8	28.4	69.2

Profit for the period	201.5	(19.1)	182.4	192.2	86.2	278.4	376.5	66.5	443.0

Earnings per share
- basic			32.9p			43.7p			75.5p
- diluted			32.6p			43.6p			75.3p

Dividends
- proposed (£million)			81.6			78.6			204.1
- paid (£million)			81.6			78.6			204.1
- proposed per share			16.3p			15.9p			41.2p
- paid per share			16.3p			15.9p			41.2p

Revenue including share of joint ventures and associates	2,465.2	-	2,465.2	2,331.2	-	2,331.2	4,605.0	-	4,605.0
Operating profit including share of joint ventures and associates	303.4	(30.7)	272.7	291.1	101.6	392.7	566.2	90.0	656.2

GROUP INCOME STATEMENT
3 MONTHS TO 31 MARCH 2006
	3 months to 31 Mar 2006			3 months to 31 Mar 2005

	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items

	£million	£million	£million	£million	£million	£million

Group revenue	1,013.3	-	1,013.3	968.1	-	968.1

Restructuring	-	(5.3)	(5.3)	-	-	-
Profit on disposal of business	-	-	-	-	91.1	91.1
Profit on disposal of investments	-	-	-	-	10.5	10.5
Cost of sales and other net operating expenses	(893.0)	(19.1)	(912.1)	(853.8)	-	(853.8)

Group operating profit	120.3	(24.4)	95.9	114.3	101.6	215.9

Finance costs	(16.6)	4.4	(12.2)	(20.8)	2.6	(18.2)
Finance income	7.3	-	7.3	8.7	-	8.7
Net finance income from pensions	6.0	-	6.0	4.8	-	4.8
Share of post tax profits of joint ventures and associates	15.7	-	15.7	15.8	-	15.8

Profit before taxation	132.7	(20.0)	112.7	122.8	104.2	227.0
Taxation	(31.5)	2.4	(29.1)	(25.5)	(17.6)	(43.1)

Profit for the period	101.2	(17.6)	83.6	97.3	86.6	183.9

Profit attributable to equity shareholders	92.7	(17.0)	75.7	83.2	50.6	133.8
Profit attributable to minority interests	8.5	(0.6)	7.9	14.1	36.0	50.1

Profit for the period	101.2	(17.6)	83.6	97.3	86.6	183.9

Earnings per share
- basic			15.0p			27.0p
- diluted			14.8p			26.9p

Dividends
- proposed (£million)			-			-
- paid (£million)			81.6			78.6
- proposed per share			-			-
- paid per share			16.3p			15.9p

Revenue including share of joint ventures and associates	1,241.1	-	1,241.1	1,151.9	-	1,151.9
Operating profit including share of joint ventures and associates	152.4	(24.5)	127.9	143.6	101.6	245.2

GROUP BALANCE SHEET
AT 31 MARCH 2006
	At 31 Mar 2006	At 31 Mar 2005	At 30 Sep 2005

	£million	£million	£million

Non-current assets:
Goodwill	141.6	143.7	140.2
Intangible assets	83.9	74.7	88.5
Property, plant and equipment	2,640.3	2,368.7	2,549.8
Investment property	-	11.2	11.1
Investment in joint ventures and associates	696.2	600.7	635.2
Other investments	10.9	12.7	14.6
Other receivables	19.0	16.3	18.4
Retirement benefit assets	163.6	107.8	136.7
Deferred tax assets	18.0	19.0	31.4
Derivative financial instruments	7.3	-	-

	3,780.8	3,354.8	3,625.9

Current assets:
Inventories	312.9	289.1	306.3
Trade and other receivables	772.0	675.6	710.5
Other investments	16.7	16.4	16.4
Derivative financial instruments	7.4	-	-
Cash and deposits	512.9	334.6	191.0

	1,621.9	1,315.7	1,224.2

Total assets	5,402.7	4,670.5	4,850.1

Current liabilities:
Borrowings and finance leases	(680.3)	(239.9)	(259.2)
Derivative financial instruments	(10.0)	-	-
Trade and other payables	(696.1)	(638.9)	(741.1)
Provisions	(36.8)	(25.0)	(30.4)
Current tax liabilities	(120.2)	(129.3)	(154.4)

	(1,543.4)	(1,033.1)	(1,185.1)

Net current assets	78.5	282.6	39.1

Total assets less current liabilities	3,859.3	3,637.4	3,665.0

Non-current liabilities:
Borrowings and finance leases	(682.1)	(872.9)	(771.5)
Derivative financial instruments	(1.7)	-	-
Other payables	(42.4)	(23.3)	(35.8)
Provisions	(85.6)	(64.6)	(90.6)
Retirement benefit obligations	(470.3)	(525.4)	(542.5)
Deferred tax liabilities	(210.2)	(190.2)	(184.2)

	(1,492.3)	(1,676.4)	(1,624.6)

Net assets	2,367.0	1,961.0	2,040.4

Total shareholders' equity	2,236.2	1,779.9	1,930.1
Minority interest in equity	130.8	181.1	110.3

Total equity	2,367.0	1,961.0	2,040.4

GROUP CASH FLOW STATEMENT
6 MONTHS TO 31 MARCH 2006
	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	£million	£million	£million

Profit before taxation	241.5	354.0	577.1
Adjusted for:
Finance costs	25.5	36.7	73.6
Finance income	(13.9)	(15.4)	(34.3)
Net finance income from pensions	(11.9)	(9.7)	(19.2)
Exceptional and certain re-measurement operating items	29.9	(101.6)	(90.0)
Depreciation and amortisation	150.0	149.2	291.1
Net retirement benefits charge less contributions	(10.7)	(6.6)	(15.7)
Share of profit after tax of joint ventures and associates	(32.3)	(30.4)	(66.7)
Changes in working capital and other items	(86.4)	(114.1)	(34.3)
Exceptional cash flows	(6.9)	(10.1)	(16.9)
Dividends from joint ventures and associates	18.5	16.3	51.1
Tax paid	(61.4)	(52.6)	(118.4)

Net cash flow from operating activities	241.9	215.7	597.4

Purchases of property, plant and equipment	(206.0)	(146.8)	(331.8)
Sales of property, plant and equipment	15.0	7.2	23.4
Sales of investment property	17.0	-	-
Purchases of intangible fixed assets	(5.1)	(10.4)	(23.3)
Net sales/(purchases) of current asset investments	0.1	3.5	4.7
Net sales/(purchases) of trade and other investments	1.1	26.9	26.6
Acquisition of businesses	(11.6)	(31.7)	(54.8)
Disposal of businesses	11.4	219.0	200.8
Receipt from capital restructuring of joint venture	-	-	17.0
Net (investments in)/repayments from joint ventures and associates	(24.9)	(29.7)	(34.2)

Net cash flow from investing activities	(203.0)	38.0	(171.6)

Net interest paid	(40.5)	(38.3)	(65.2)
Dividends paid to minorities in subsidiaries	(7.5)	(7.6)	(66.4)
Equity dividends paid	(81.6)	(78.6)	(204.1)
Issues of shares	109.1	13.4	9.6
Net increase/(decrease) in debt	60.2	(32.3)	(129.8)

Net cash flow from financing activities	39.7	(143.4)	(455.9)

Net increase/(decrease) in cash and cash equivalents	78.6	110.3	(30.1)
Cash and cash equivalents at start of period	182.1	224.6	224.6
Exchange	8.0	(5.3)	(12.4)

Cash and cash equivalents at end of period	268.7	329.6	182.1

Cash and cash equivalents comprise:
Cash at bank and in hand	507.9	316.8	177.8
Bank overdrafts repayable on demand	(244.2)	(5.0)	(8.9)
Deposits with original maturity of less than 90 days	5.0	17.8	13.2

	268.7	329.6	182.1

GROUP CASH FLOW STATEMENT
3 MONTHS TO 31 MARCH 2006
	3 months to 31 Mar 2006	3 months to 31 Mar 2005

	£million	£million

Profit before taxation	112.7	227.0
Adjusted for:
Finance costs	12.2	18.2
Finance income	(7.3)	(8.7)
Net finance income from pensions	(6.0)	(4.8)
Exceptional and certain re-measurement operating items	24.4	(101.6)
Depreciation and amortisation	75.6	74.1
Net retirement benefits charge less contributions	(8.0)	(3.6)
Share of profit after tax of joint ventures and associates	(15.7)	(15.8)
Changes in working capital and other items	2.6	(2.0)
Exceptional cash flows	(5.9)	(3.8)
Dividends from joint ventures and associates	16.3	15.0
Tax paid	(46.2)	(38.5)

Net cash flow from operating activities	154.7	155.5

Purchases of property, plant and equipment	(105.2)	(79.5)
Sales of property, plant and equipment	12.4	3.1
Purchases of intangible fixed assets	(2.6)	(7.8)
Net sales/(purchases) of current asset investments	(0.6)	2.1
Net sales/(purchases) of trade and other investments	1.0	17.8
Acquisition of businesses	(2.5)	(24.0)
Disposal of businesses	-	195.6
Net (investments in)/repayments from joint ventures and associates	(8.3)	(37.1)

Net cash flow from investing activities	(105.8)	70.2

Net interest paid	(15.5)	(16.6)
Dividends paid to minorities in subsidiaries	(6.6)	(5.9)
Equity dividends paid	(81.6)	(78.6)
Issues of shares	81.9	12.7
Net increase/(decrease) in debt	52.9	(22.3)

Net cash flow from financing activities	31.1	(110.7)

Net increase in cash and cash equivalents	80.0	115.0
Cash and cash equivalents at start of period	181.3	222.2
Exchange	7.4	(7.6)

Cash and cash equivalents at end of period	268.7	329.6

Cash and cash equivalents comprise:
Cash at bank and in hand	507.9	316.8
Bank overdrafts repayable on demand	(244.2)	(5.0)
Deposits with original maturity of less than 90 days	5.0	17.8

	268.7	329.6

STATEMENT OF RECOGNISED INCOME AND EXPENSE
6 MONTHS TO 31 MARCH 2006
	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	£million	£million	£million

Actuarial gain/(loss) recognised on the pensions schemes	75.9	(4.2)	(13.9)
Movement on tax relating to actuarial gain/(loss) on pensions	(24.5)	1.9	1.7
Net investment hedges	2.5	-	-
Cash flow hedges	0.9	-	-
Credit in respect of employee share options	6.1	6.6	14.0
Tax on share options	18.1	0.7	3.3
Exchange translation effect on:
- results for the period	1.3	(7.4)	9.5
- foreign currency net investments	41.6	(16.5)	74.6

Net profit / (loss) recognised directly in equity	121.9	(18.9)	89.2
Profit for the period	182.4	278.4	443.0

Total recognised income and expense for the period	304.3	259.5	532.2

Attributable to:
Equity shareholders	282.0	200.9	457.5
Minority interests	22.3	58.6	74.7

	304.3	259.5	532.2

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

The movement in total equity is shown in note 8.

NOTES TO THE ACCOUNTS
1.

Basis of preparation
 From 1 October 2005 The BOC Group plc reports its Group consolidated results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, with the exception of IAS 34 (Interim Financial Reporting) which is not mandatory. On 12 January 2006 BOC announced annual and quarterly results for the financial year to 30 September 2005 restated under IFRS. This announcement is available on The BOC Group website www.boc.com

The results for the 6 months to 31 March 2006 have been prepared in accordance with the Group's accounting policies set out in the announcement of restated results on 12 January 2006. These policies are based on the IFRS that are expected to apply to The BOC Group's Report and Accounts for the year ending 30 September 2006. The basis of preparation is in accordance with the requirements of the FSA's listing rules.

Financial information for the year to 30 September 2005 and the 6 months to 31 March 2005 is presented on an IFRS restated basis as published in the announcement on 12 January 2006. Appropriate reconciliations from UK GAAP to IFRS are included in this announcement.

In addition to presenting information on an IFRS GAAP basis, BOC also presents additional information on a non-GAAP basis in order to give a better understanding of the underlying business performance. The two additional components in arriving at non-GAAP information are:

a) the exclusion of exceptional and certain re-measurement items, and
b) the presentation of the results of BOC's share of its joint ventures and associates.

Where financial information is presented excluding exceptional and certain re-measurement items, this is referred to as 'adjusted'. Where financial information includes BOC's share of its joint ventures and associates, this is referred to as 'total'. This non-GAAP basis is consistent with how BOC manages its businesses.

The 2005 full Group accounts, which were prepared in accordance with UK GAAP, received an unqualified audit report and have been delivered to the Registrar of Companies.

The financial results presented in this announcement are unaudited.

2.	Exchange rates
 The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. The income statement and other period statements of the Group's overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

Average rates:
- US dollar	1.75	1.88	1.85
- Australian dollar	2.36	2.45	2.41
- Japanese yen	204.84	197.40	198.20
- South African rand	11.10	11.31	11.54
Period end rates:
- US dollar	1.73	1.89	1.77
- Australian dollar	2.43	2.44	2.32
- Japanese yen	204.66	202.11	200.51
- South African rand	10.69	11.76	11.25

3.	Segmental information
	a)	Revenue, by business and geography, for the 6 months to 31 March 2006 was as follows:

	6 months to 31 Mar 2006			6 months to 31 Mar 2005			Year to 30 Sep 2005

	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates

Business analysis:	£million	£million	£million	£million	£million	£million	£million	£million	£million
Process Gas Solutions	659.1	192.1	851.2	546.2	156.7	702.9	1,126.7	339.6	1,466.3
Industrial and Special Products	806.5	129.9	936.4	722.3	115.8	838.1	1,469.2	252.5	1,721.7
BOC Edwards	334.5	108.9	443.4	305.5	100.1	405.6	625.5	200.5	826.0
Afrox hospitals	-	47.5	47.5	221.7	9.9	231.6	217.4	57.7	275.1
Gist	186.7	-	186.7	153.0	-	153.0	315.9	-	315.9

	1,986.8	478.4	2,465.2	1,948.7	382.5	2,331.2	3,754.7	850.3	4,605.0

Geographical analysis:
Europe	717.8	-	717.8	645.3	-	645.3	1,300.8	-	1,300.8
Americas	591.8	115.2	707.0	502.2	78.8	581.0	1,040.4	181.7	1,222.1
Africa	184.3	47.5	231.8	371.2	9.9	381.1	528.3	57.7	586.0
Asia	265.6	261.7	527.3	224.9	247.5	472.4	455.1	497.1	952.2
South Pacific	227.3	54.0	281.3	205.1	46.3	251.4	430.1	113.8	543.9

	1,986.8	478.4	2,465.2	1,948.7	382.5	2,331.2	3,754.7	850.3	4,605.0

b)	Revenue, by business and geography, for the 3 months to 31 March 2006 was as follows:

	3 months to 31 Mar 2006			3 months to 31 Mar 2005

	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates

Business analysis:	£million	£million	£million	£million	£million	£million
Process Gas Solutions	334.8	86.8	421.6	274.1	75.4	349.5
Industrial and Special Products	412.0	62.8	474.8	353.4	54.6	408.0
BOC Edwards	176.3	53.2	229.5	152.7	48.7	201.4
Afrox hospitals	-	25.0	25.0	114.5	5.1	119.6
Gist	90.2	-	90.2	73.4	-	73.4

	1,013.3	227.8	1,241.1	968.1	183.8	1,151.9

Geographical analysis:
Europe	358.1	-	358.1	325.6	-	325.6
Americas	305.5	48.6	354.1	249.1	36.6	285.7
Africa	95.1	25.0	120.1	186.3	5.1	191.4
Asia	141.3	129.2	270.5	106.0	121.7	227.7
South Pacific	113.3	25.0	138.3	101.1	20.4	121.5

	1,013.3	227.8	1,241.1	968.1	183.8	1,151.9

c)	Group operating profit and total adjusted operating profit by business for the 6 months to 31 March 2006 were as follows:

	6 months to 31 Mar 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	79.6	(9.5)	26.8	115.9
Industrial and Special Products	135.5	(2.1)	12.1	149.7
BOC Edwards	5.5	(3.5)	17.5	26.5
Afrox hospitals	-	-	8.2	8.2
Gist	13.8	(0.2)	-	14.0
Corporate	(25.5)	(14.6)	-	(10.9)

	208.9	(29.9)	64.6	303.4

	6 months to 31 Mar 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	74.7	-	25.0	99.7
Industrial and Special Products	137.6	10.5	14.4	141.5
BOC Edwards	4.4	-	15.4	19.8
Afrox hospitals	118.7	91.1	2.7	30.3
Gist	12.2	-	-	12.2
Corporate	(12.4)	-	-	(12.4)

	335.2	101.6	57.5	291.1

	Year to 30 Sep 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	155.0	-	51.6	206.6
Industrial and Special Products	281.4	23.7	32.0	289.7
BOC Edwards	(13.8)	(22.8)	32.1	41.1
Afrox hospitals	116.2	89.1	10.0	37.1
Gist	24.6	-	-	24.6
Corporate	(32.9)	-	-	(32.9)

	530.5	90.0	125.7	566.2

d)	Group operating profit and total adjusted operating profit by business for the 3 months to 31 March 2006 were as follows:

	3 months to 31 Mar 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	41.4	(3.9)	14.0	59.3
Industrial and Special Products	66.9	(2.1)	5.3	74.3
BOC Edwards	2.4	(3.5)	9.1	15.0
Afrox hospitals	-	-	3.7	3.7
Gist	5.4	(0.2)	-	5.6
Corporate	(20.2)	(14.7)	-	(5.5)

	95.9	(24.4)	32.1	152.4

	3 months to 31 Mar 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	37.1	-	13.1	50.2
Industrial and Special Products	70.3	10.5	7.5	67.3
BOC Edwards	2.6	-	7.2	9.8
Afrox hospitals	107.3	91.1	1.5	17.7
Gist	6.1	-	-	6.1
Corporate	(7.5)	-	-	(7.5)

	215.9	101.6	29.3	143.6

e)	Group operating profit and total adjusted operating profit by geography for the 6 months to 31 March 2006 were as follows:

	6 months to 31 Mar 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	50.5	(19.4)	-	69.9
Americas	49.0	(3.7)	11.6	64.3
Africa	35.0	(1.4)	8.3	44.7
Asia	29.0	(5.3)	43.7	78.0
South Pacific	45.4	(0.1)	1.0	46.5

	208.9	(29.9)	64.6	303.4

	6 months to 31 Mar 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	77.5	-	-	77.5
Americas	44.4	10.5	11.1	45.0
Africa	146.8	91.1	2.7	58.4
Asia	27.0	-	41.7	68.7
South Pacific	39.5	-	2.0	41.5

	335.2	101.6	57.5	291.1

	Year to 30 Sep 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	142.4	(5.6)	-	148.0
Americas	80.8	6.5	25.9	100.2
Africa	169.4	89.1	10.4	90.7
Asia	55.6	-	79.6	135.2
South Pacific	82.3	-	9.8	92.1

	530.5	90.0	125.7	566.2

f)	Group operating profit and total adjusted operating profit by geography for the 3 months to 31 March 2006 were as follows:

	3 months to 31 Mar 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	15.3	(18.6)	-	33.9
Americas	28.7	(0.6)	6.2	35.5
Africa	15.1	(1.4)	3.7	20.2
Asia	15.4	(3.7)	22.4	41.5
South Pacific	21.4	(0.1)	(0.2)	21.3

	95.9	(24.4)	32.1	152.4

	3 months to 31 Mar 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	36.1	-	-	36.1
Americas	27.7	10.5	5.9	23.1
Africa	119.1	91.1	1.5	29.5
Asia	14.4	-	21.4	35.8
South Pacific	18.6	-	0.5	19.1

	215.9	101.6	29.3	143.6

4.	Exceptional and certain re-measurement items

	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	£million	£million	£million
Included within operating profit:
Costs of proposed take-over	(16.8)	-	-
Restructuring	(5.3)	-	(22.8)
Profit on disposal of businesses	-	91.1	102.3
Profit on disposal of investments	-	10.5	10.5
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to operating activities	(7.8)	-	-

	(29.9)	101.6	90.0

Included within finance costs and finance income:
Foreign exchange on non-permanent intercompany loans	3.1	2.3	8.3
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to financing activities	5.1	-	-

	8.2	2.3	8.3

Included within share of post tax profits of joint ventures and associates:
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to operating activities	(0.6)	-	-

	(0.6)	-	-

Total exceptional and certain re-measurement items	(22.3)	103.9	98.3

Costs of proposed take-over are those costs arising directly as a result of the pre-conditional offer from Linde.

Restructuring costs of £5.3 million includes continuation of the BOC Edwards' restructuring programme started last year.

Following the adoption of IAS 39 (Financial instruments: Recognition and measurement), with effect from 1 October 2005, fair value movements relating to financial instruments (including embedded derivatives) recorded at fair value that are not in hedging relationships, and hedge ineffectiveness on financial instruments, are recognised in the income statement. These items are reported in 'exceptional and certain re-measurement items' to help provide the user of the information with a better understanding of the underlying business performance.

For the same reason, foreign exchange gains and losses on non-permanent intercompany loans, which under IAS 21 (The effects of changes in foreign exchange rates) are recognised in the income statement, are also reported as 'exceptional and certain re-measurement items'.

5.	Earnings per share

	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	pence	pence	pence
Statutory earnings per share:
- Basic	32.9	43.7	75.5
- Diluted	32.6	43.6	75.3

Adjusted earnings per share:
- Basic	36.6	33.6	67.8
- Diluted	36.3	33.5	67.6

	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	165.0	216.1	373.8
Adjustment for exceptional and certain re-measurement items	18.5	(50.2)	(38.1)

Adjusted earnings attributable to ordinary shareholders for the period	183.5	165.9	335.7

	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	million	million	million
Average number of 25p ordinary shares:
Average issued share capital	507.1	499.5	500.4
Less: average own shares held in trust	(5.0)	(5.3)	(5.4)

Basic	502.1	494.2	495.0
Add: dilutive share options	3.9	1.1	1.6

Diluted	506.0	495.3	496.6

6.	Tax

	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	£million	£million	£million

Profit before tax	241.5	354.0	577.1
Share of tax and minority interest of joint ventures and associates	15.3	13.0	29.7

Total profit before tax	256.8	367.0	606.8
Total exceptional and certain re-measurement items	22.5	(103.9)	(98.3)

Total adjusted profit before tax	279.3	263.1	508.5

Tax	59.1	75.6	134.1
Share of tax of joint ventures and associates	14.3	13.0	29.7

Total tax	73.4	88.6	163.8
Tax on total exceptional and certain re-measurement items	3.4	(17.7)	(31.8)

Total adjusted tax	76.8	70.9	132.0

Effective rate of total tax on total profit before tax	28.6%	24.1%	27.0%

Effective rate of total adjusted tax on total adjusted profit before tax	27.5%	26.9%	26.0%

Overseas tax included in total tax	61.8	71.3	137.9

7.	Net borrowings The Group's net borrowings comprise:

	At 31 Mar 2006	At 31 Mar 2005	At 30 Sep 2005

	£million	£million	£million

Cash and deposits	512.9	334.6	191.0
Borrowings repayable within one year	(680.3)	(239.9)	(259.2)
Borrowings repayable in more than one year	(682.1)	(872.9)	(771.5)

Net borrowings	(849.5)	(778.2)	(839.7)

Following the adoption of IAS 39 (Financial instruments: Recognition and measurement) with effect from 1 October 2005, accrued interest payable on borrowings is recognised as part of borrowings rather than as a separate liability. The amount of interest payable included within net borrowings above at 31 March 2006 was £26.9 million.

Following the adoption of IAS 32 (Financial instruments: Disclosure and presentation) with effect from 1 October 2005, cash and deposits can only be offset with borrowings when there is both a legally enforceable right to offset the asset and liability and where there is the intention to settle on a net basis. This is a presentational issue only and has no impact on the overall liabilities or the finance costs of the Group.

8.	Movement in total equity

	6 months to 31 Mar 2006	6 months to 31 Mar 2005	Year to 30 Sep 2005

	£million	£million	£million

Total recognised income and expense for the period	304.3	259.5	532.2
Dividends to equity shareholders	(81.6)	(78.6)	(204.1)
Dividends to minority shareholders	(7.5)	(7.6)	(67.4)

	215.2	173.3	260.7
Shares issued	99.0	14.2	32.6
Consideration paid for the purchase of own shares held in an ESOP trust	(14.7)	(7.1)	(8.2)
Consideration received for the sale of own shares held in an ESOP trust	21.2	2.2	4.0
Acquisition of minority interests	-	(72.6)	(76.7)
Capital contributions by / (repayments to) minority shareholders in subsidiaries	5.7	4.2	(18.8)

Net increase in total equity for the period	326.4	114.2	193.6
Total equity – at 1 October as previously reported	2,040.4	1,846.8	1,846.8
Adoption of IAS 32 and IAS 39	0.2	-	-
Total equity – at 1 October including IAS 32 and IAS 39	2,040.6	1,846.8	1,846.8

Total equity – at period end	2,367.0	1,961.0	2,040.4

Attributable to:
Equity shareholders	2,236.2	1,779.9	1,930.1
Minority interests	130.8	181.1	110.3

	2,367.0	1,961.0	2,040.4

9.	Contingent liabilities There has been no material change in contingent liabilities and legal proceedings since 30 September 2005.

10.	Reconciliation of equity from UK GAAP to IFRS at 31 March 2005 The transition to IFRS had the following impact on equity at 31 March 2005

At 31 Mar 2005

£million

Total capital and reserves – UK GAAP	1,919.5

Goodwill	49.0
Share based payments	3.6
Pensions	(31.5)
Short-term employee benefits	(7.3)
Development costs	5.3
Deferred taxation	(39.6)
Adjustment on disposal of subsidiary	68.3
Other	(6.3)

Total IFRS adjustments	41.5

Total equity IFRS restated	1,961.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006
By: /s/ Sarah Larkins Name: Sarah Larkins Title: Assistant Company Secretary